

June 22, 2010

Mr. Hongwei Liu
Chief Financial Officer
China New Media Corp.
Dalian Vastitude Media Group
8th Floor, Golden Name Commercial Tower
68 Renmin Road
Zhongshan District, Dalian
P.R. China

>   **Re: China New Media Corp.**
>   **Form 10-Q for the Quarter Ended March 31, 2010**
>   **Filed May 17, 2010**
>   **File No. 0-53027**

Dear Mr. Liu:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2010

Condensed Consolidated Balance Sheets, page 3
Condensed Consolidated Statements of Cash Flows, page 5

1. In a note to the financial statements and the Liquidity and Capital Resources section, please describe in more detail the transactions that amounted to net proceeds from capital contributions of $4.3 million for the nine months ended March 31, 2010 per your Statements of Cash Flows. In this regard, we note based on your balance sheet that you issued 1.1 million shares since June 30, 2009. Please provide us with your proposed disclosure.

Advance to Suppliers, page 9

2. Please disclose the nature of your supplier arrangements requiring advance payments and the customary terms. Specifically discuss why your advances to suppliers increased by approximately $1.6 million since June 30, 2009. Citing your basis in the accounting literature, tell us how and when these amounts are reflected in your statements of income. Please provide us with your proposed disclosure.

*   *   *   *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director